Filed by Srivaru Holding Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: Mobiv Acquisition Corp.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY SRIVARU HOLDING LIMITED: 333-272717

Mobiv Acquisition Corp Stockholders Approve Previously Announced
Business Combination with SRIVARU Holding Limited

Transaction anticipated to close upon satisfaction of all closing conditions

DELAWARE, USA, September 29, 2023 — Mobiv Acquisition Corp (Nasdaq: MOBVU, MOBV, MOBVW) (“Mobiv” or the “Company”), a special purpose acquisition company, today announced that Mobiv stockholders voted to approve the previously proposed business combination with SRIVARU Holding Limited, a Cayman Islands exempted company (“SRIVARU”), a commercial-stage provider of premium electric motorcycles, at Mobiv’s special meeting of stockholders held yesterday, September 28, 2023 (the “Special Meeting”). The business combination is being implemented pursuant to the Agreement and Plan of Merger dated March 13, 2023, by and among Mobiv, SRIVARU, and Pegasus Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of SRIVARU (“Merger Sub”), as amended by the First Amendment to Agreement and Plan of Merger dated August 4, 2023 (as so amended, the “Merger Agreement”).

More than 96% of the votes cast at the Special Meeting voted to approve the business combination with SRIVARU. Holders of approximately 87% of Mobiv’s issued and outstanding shares cast votes at the Special Meeting. The formal results of the vote will be included in a Current Report on Form 8-K to be filed by Mobiv with the U.S. Securities and Exchange Commission, which will be available at www.sec.gov.

The business combination is expected to close upon satisfaction of all closing conditions required by the Merger Agreement, at which time Mobiv will merge with and into Merger Sub, with Mobiv being the surviving company and a subsidiary of SRIVARU. Pursuant to the Merger Agreement, Mobiv’s common stock and warrants will convert into ordinary shares and warrants of SRIVARU. SRIVARU’s ordinary shares and warrants are expected to begin trading on Nasdaq under the new ticker symbols “SVMH” and “SVMHW,” respectively.

As of close of business 5:00 pm ET on September 28, 2023, stockholders who did not redeem or reversed their redemptions, fully or partially, hold 195,992 shares of the Company’s Class A Comon Stock. These holders would be entitled to a pro-rata portion of the 2.5 million bonus shares pool (“Bonus Pool Shares”) granted to Mobiv’s public shareholders as additional merger consideration in accordance with the Merger Agreement. If no additional redemptions are withdrawn prior to 3 pm ET on the day before closing, the Bonus Pool Shares would equate to approximately 12 additional shares per each unredeemed share, based on the redeemed shares as of close of business (5:00 pm ET on September 28, 2023). The Bonus Pool Shares will be freely tradable and registered after the closing of the business combination. If additional Mobiv shareholders withdraw their redemption election prior to 3 pm ET on the day before closing, the number of Bonus Pool Shares received by each Mobiv Shareholder at closing will be reduced pro-rata.

Mobiv shareholders that have already elected to redeem their Mobiv shares can withdraw their redemption for a very limited time and still receive a pro rata portion of the Bonus Pool Shares as merger consideration if they hold the shares through closing. In order to effectively withdraw their redemption, public stockholders need to submit their redemption withdrawal by 3:00 pm Eastern Time on the day prior to the closing. The business combination closing is anticipated the week of October 2, 2023, subject to the various conditions and regulatory processes as described in Mobiv’s filings.

Peter Bilitsch, CEO of Mobiv, stated, “We are delighted to receive overwhelming support from our stockholders for this business combination. This approval is a testament to the confidence our stockholders have in SRIVARU’s vision and strategy. As a result of this transaction, we expect SRIVARU to become the first India-based, U.S.-listed electric motorcycle company, with India being one of the world’s largest and fastest-growing markets for two-wheel vehicles.”

Mohanraj Ramasamy, CEO of SRIVARU, stated, “The business combination between Mobiv and SRIVARU is a significant milestone for both our companies, as it will mark SRIVARU’s formal launch within the U.S. capital markets. Our current model, the Prana Grand is already one of India’s premium electric motorcycles, featuring state-of-the-art technology and patented innovations. Importantly, we plan for a highly scalable and capital-efficient business model, which we expect will result in low-cost manufacturing, assembly and distribution. In turn, this should allow us to market our electric motorcycles at attractive sales price points, while maintaining high gross margins. Moreover, we expect that our patented and patent-pending technology will provide increased safety, stability, and comfort. We further expect that our integrated charger, which operates on home electric networks and does not require a specialized charging infrastructure, will be a key differentiator, both in India and around the world. Feedback from the market has been generally positive, and we look forward to attempting to establish a leadership position within both the Indian and global premium electric two-wheel markets. Overall, we are focused on creating value for our shareholders, while contributing to reduced carbon emissions worldwide.”

About SRIVARU Holding Ltd.

SRIVARU is the parent company of SRIVARU Motor Private Ltd., a commercial-stage provider of premium e-motorbikes in India. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium electric two-wheeled vehicles (“E2W”) that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. Additional information about the company is available at: http://www.srivarumotors.com/.

About Mobiv Acquisition Corp

The Company is a newly incorporated blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target business. The Company may pursue a business combination target in any industry or geographic region and will invest using the lens of the UN Sustainable Development Goals, which reflect social and environmental mega-trends that are re-shaping our world. https://mobiv.ac/.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Mobiv’s or SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for stockholders or shareholders, respectively. These forward-looking statements are based on Mobiv’s or SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s or Mobiv’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against Mobiv, SRIVARU or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Mobiv, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement or backstop transactions contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of SRIVARU or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for Mobiv to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of Mobiv’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that SRIVARU and Mobiv may be adversely affected by other economic, business, and/or competitive factors; (l) SRIVARU’s ability to execute its business plans and strategies, (m) SRIVARU’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of Mobiv, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Mobiv. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU and Mobiv assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SRIVARU nor Mobiv gives any assurance that either SRIVARU or Mobiv will achieve its expectations.

Additional Information about the Transactions and Where to Find It.

In connection with the proposed business combination between SRIVARU and Mobiv (the “Business Combination”) SRIVARU has filed a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of Mobiv and a registration statement/preliminary prospectus of SRIVARU, and after the Registration Statement is declared effective, Mobiv will mail a definitive proxy statement/prospectus relating to the Business Combination to Mobiv’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of Mobiv’s stockholders to be held to approve the Business Combination and related matters. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SRIVARU and Mobiv may also file other documents with the SEC regarding the Business Combination. Mobiv stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Mobiv, SRIVARU and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to Mobiv stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by Mobiv through the website maintained by the SEC at www.sec.gov, or by directing a request to the contacts mentioned below.

Participants in the Solicitation

Mobiv, SRIVARU and their respective directors and officers may be deemed participants in the solicitation of proxies of Mobiv stockholders in connection with the Business Combination. Mobiv stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Mobiv and a description of their interests in Mobiv is contained in Mobiv’s final prospectus related to its initial public offering, dated August 3, 2022, and in Mobiv’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Mobiv stockholders in connection with the Business Combination and other matters to be voted upon at the Mobiv stockholder meeting are set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement that SRIVARU has filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This communication relates to a proposed business combination between SRIVARU and Mobiv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Company Contact:

Mobiv Acquisition Corp

850 Library Avenue, Suite 204

Newark, Delaware 19711

Attn.: Mr. Peter Bilitsch

Chief Executive Officer

Email: peter.bilitsch@mobiv.ac

Tel.: +1 (302) 738-6680

Investor & Media Contact

Crescendo Communications, LLC

Tel: (212) 671-1020

Email: MOBV@Crescendo-IR.com